EXHIBIT 99.4

Team,

Today is a monumental day at General Finance Corporation (“GFN”) and all of its operating subsidiaries.  Today, I am pleased to announce that Ron Valenta’s vision some 15+ years ago has culminated into a $1 billion merger with the largest equipment rental company in the world, United Rentals, Inc (“URI”)

The confidence that URI has shown in their decision to merge with GFN is a testament to each and every employee who has worked tirelessly to make GFN into the great company that it is today.

This is an extremely exciting opportunity for all of us to take GFN to the next level and be a part of the most recognized equipment rental company in the world.

Please take some time to read a letter from Matt Flannery, URI’s CEO, welcoming GFN employees to the URI family.  Also included is a Frequently Asked Question (“FAQ”) brochure that will help you better understand all the good things that are in store for us.

Please stay tuned for more information as your supervisors will be distributing more details soon.

Congratulations to all and I look forward to continuing our journey of managing the best portable storage business in the industry.

Thank you for all you do!
Jody Miller